

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 7, 2017

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

  **Re: Vonage Holdings Corp.
   Form 10-K for Fiscal Year Ended December 31, 2015
   Filed February 12, 2016
   File No. 001-32887**

Dear Mr. Pearson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director